UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Explanatory Note

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2012 report submitted to the SEC on Form 6-K on 31 July 2012, and additional disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2011, filed with the SEC on 15 March 2012, as well as UBS’s first quarter 2012 report and second quarter report 2012 submitted to the SEC on Form 6-K on 2 May 2012 and 31 July 2012, respectively.

Supplemental Guarantor Consolidated Income Statement

CHF million
For the six months ended 30 June 2012	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	Consolidating Entries	UBS Group
Operating income
Interest income	7,153	1,424	1,243	(1,293)	8,527
Interest expense	(5,371)	(593)	(872)	1,293	(5,542)

Net interest income	1,782	831	372	0	2,984
Credit loss (expense) / recovery	44	(5)	(4)	0	35

Net interest income after credit loss expense	1,826	826	368	0	3,020

Net fee and commission income	2,976	2,948	1,568	0	7,492
Net trading income	2,313	(53)	70	0	2,330
Income from subsidiaries	(1,024)	0	0	1,024	0
Other income	1,169	434	(1,512)	0	92

Total operating income	7,261	4,155	494	1,024	12,934

Operating expenses
Personnel expenses	3,769	2,639	836	0	7,244
General and administrative expenses	1,509	1,013	527	0	3,050
Depreciation of property and equipment	247	49	41	0	337
Amortization of intangible assets	1	39	8	0	48

Total operating expenses	5,527	3,740	1,412	0	10,678

Operating profit before tax	1,735	414	(918)	1,024	2,256

Tax expense / (benefit)	483	107	139	0	729

Net profit	1,252	307	(1,057)	1,024	1,526

Net profit attributable to non-controlling interests	0	0	274	0	274

Net profit attributable to UBS shareholders	1,252	307	(1,331)	1,024	1,252

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental Guarantor Consolidated Income Statement

CHF million
For the six months ended 30 June 2011	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	Consolidating Entries	UBS Group
Operating income
Interest income	8,074	1,541	1,437	(1,595)	9,457
Interest expense	(6,065)	(608)	(1,158)	1,595	(6,236)

Net interest income	2,009	933	280	0	3,221
Credit loss (expense) / recovery	6	16	(3)	0	19

Net interest income after credit loss expense	2,015	949	276	0	3,240

Net fee and commission income	3,504	3,026	1,590	0	8,119
Net trading income	3,554	220	153	0	3,928
Income from subsidiaries	498	0	0	(498)	0
Other income	79	352	(203)	0	228

Total operating income	9,650	4,547	1,816	(498)	15,515

Operating expenses
Personnel expenses	4,731	2,732	868	0	8,332
General and administrative expenses	1,184	1,137	575	0	2,896
Depreciation of property and equipment	281	53	19	0	352
Amortization of intangible assets	1	39	6	0	46

Total operating expenses	6,198	3,961	1,468	0	11,626

Operating profit before tax	3,452	585	349	(498)	3,889

Tax expense / (benefit)	631	141	30	0	803

Net profit	2,822	444	319	(498)	3,087

Net profit attributable to non-controlling interests	0	0	265	0	265

Net profit attributable to UBS shareholders	2,822	444	54	(498)	2,822

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental Guarantor Consolidated Balance Sheet

CHF million
As of 30 June 2012	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	89,693	5,847	608	0	96,147
Due from banks	40,719	5,157	81,894	(89,475)	38,294
Cash collateral on securities borrowed	39,011	54,857	2,350	(44,018)	52,200
Reverse repurchase agreements	119,636	66,441	88,176	(115,728)	158,524
Trading portfolio assets	126,073	32,307	33,084	(12,238)	179,226
of which: pledged as collateral	48,696	3,766	1,782	(8,680)	45,563
Positive replacement values	455,270	8,313	140,565	(145,847)	458,301
Cash collateral receivables on derivative instruments	44,596	4,641	30,681	(37,849)	42,069
Financial assets designated at fair value	7,000	3,155	10,142	(11,087)	9,210
Loans	273,193	39,052	12,047	(49,803)	274,489
Financial investments available-for-sale	43,562	11,637	4,813	0	60,012
Accrued income and prepaid expenses	2,059	4,236	664	(476)	6,483
Investments in subsidiaries and associates	64,011	2	1	(63,218)	796
Property and equipment	4,900	585	406	0	5,892
Goodwill and intangible assets	341	8,227	1,186	0	9,754
Deferred tax assets	4,511	2,765	430	0	7,707
Other assets	11,833	2,978	1,896	(3,768)	12,939

Total assets	1,326,407	250,200	408,943	(573,508)	1,412,043

Liabilities
Due to banks	70,662	44,581	13,630	(89,475)	39,398
Cash collateral on securities lent	19,696	31,299	3,023	(44,018)	10,000
Repurchase agreements	49,017	77,476	85,000	(115,728)	95,764
Trading portfolio liabilities	40,013	10,170	6,299	(6,502)	49,980
Negative replacement values	441,396	8,463	142,403	(145,847)	446,415
Cash collateral payables on derivative instruments	56,536	11,769	38,536	(37,849)	68,991
Financial liabilities designated at fair value	89,253	946	14,835	(11,770)	93,263
Due to customers	323,272	37,097	51,217	(49,803)	361,783
Accrued expenses and deferred income	4,240	1,864	604	(476)	6,232
Debt issued	115,184	381	7,183	(5,053)	117,695
Other liabilities	25,105	20,692	21,393	(3,768)	63,422

Total liabilities	1,234,372	244,738	384,123	(510,290)	1,352,944

Equity attributable to UBS shareholders	92,035	5,462	20,437	(63,218)	54,716

Equity attributable to non-controlling interests	0	0	4,383	0	4,383

Total equity	92,035	5,462	24,820	(63,218)	59,099

Total liabilities and equity	1,326,407	250,200	408,943	(573,508)	1,412,043

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental Guarantor Consolidated Balance Sheet

CHF million
As of 31 December 2011	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	Consolidating entries	UBS Group
Assets
Cash and balances with central banks	38,094	1,977	568	0	40,638
Due from banks	26,085	4,866	80,863	(88,596)	23,218
Cash collateral on securities borrowed	41,783	57,893	3,040	(43,953)	58,763
Reverse repurchase agreements	161,663	123,923	88,167	(160,252)	213,501
Trading portfolio assets	130,585	30,864	33,451	(13,374)	181,525
of which: pledged as collateral	50,064	2,801	609	(13,537)	39,936
Positive replacement values	482,528	8,244	146,545	(150,732)	486,584
Cash collateral receivables on derivative instruments	44,906	4,640	25,894	(34,118)	41,322
Financial assets designated at fair value	6,290	4,537	7,515	(8,005)	10,336
Loans	263,927	37,836	11,391	(46,549)	266,604
Financial investments available-for-sale	39,431	9,877	3,866	0	53,174
Accrued income and prepaid expenses	1,971	4,046	872	(561)	6,327
Investments in subsidiaries and associates	59,809	4	0	(59,018)	795
Property and equipment	4,757	523	408	0	5,688
Goodwill and intangible assets	329	8,172	1,194	0	9,695
Deferred tax assets	5,177	2,839	511	0	8,526
Other assets	12,405	2,459	1,689	(4,089)	12,465

Total assets	1,319,740	302,699	405,971	(609,248)	1,419,162

Liabilities
Due to banks	63,340	41,669	13,787	(88,596)	30,201
Cash collateral on securities lent	16,498	32,622	2,969	(43,953)	8,136
Repurchase agreements	38,030	141,005	83,646	(160,252)	102,429
Trading portfolio liabilities	32,299	8,437	5,751	(7,007)	39,480
Negative replacement values	467,112	8,312	148,708	(150,732)	473,400
Cash collateral payables on derivative instruments	55,378	11,188	34,666	(34,118)	67,114
Financial liabilities designated at fair value	84,386	533	13,522	(9,459)	88,982
Due to customers	321,393	31,934	35,632	(46,549)	342,409
Accrued expenses and deferred income	4,530	2,203	678	(561)	6,850
Debt issued	125,251	407	19,873	(4,914)	140,617
Other liabilities	24,226	19,345	22,209	(4,089)	61,692

Total liabilities	1,232,444	297,655	381,440	(550,230)	1,361,309

Equity attributable to UBS shareholders	87,297	5,043	20,126	(59,017)	53,447

Equity attributable to non-controlling interests	0	0	4,406	0	4,406

Total equity	87,297	5,043	24,532	(59,017)	57,852

Total liabilities and equity	1,319,740	302,699	405,971	(609,248)	1,419,162

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

Supplemental Guarantor Consolidated Statement of Cash Flows

CHF million
For the six months ended 30 June 2012	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	66,667	4,810	26,122	97,597

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(8)	0	0	(8)
Disposal of subsidiaries, associates and intangible assets [2]	40	0	0	40
Purchase of property and equipment	(390)	(105)	(30)	(526)
Disposal of property and equipment	0	3	1	5
Net (investment in) / divestment of financial investments available-for-sale	(5,069)	(1,554)	(825)	(7,447)

Net cash flow from / (used in) investing activities	(5,427)	(1,655)	(854)	(7,937)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(15,330)	0	(12,665)	(27,996)
Net movements in treasury shares and own equity derivative activity	(1,129)	0	0	(1,129)
Dividends paid	(379)	0	0	(379)
Issuance of long-term debt, including financial liabilities designated at fair value	33,158	460	3,056	36,674
Repayment of long-term debt, including financial liabilities designated at fair value	(28,990)	(22)	(1,967)	(30,980)
Increase in non-controlling interests	0	0	0	0
Dividends paid to / decrease in non-controlling interests	0	0	(248)	(247)
Net activity in investments in subsidiaries	(1,484)	(70)	1,553	0

Net cash flow from / (used in) financing activities	(14,154)	367	(10,271)	(24,057)
Effects of exchange rate differences	479	(49)	(47)	382

Net increase / (decrease) in cash and cash equivalents	47,563	3,473	14,948	65,985
Cash and cash equivalents at the beginning of the period	66,481	4,336	14,796	85,612

Cash and cash equivalents at the end of the period	114,044	7,808	29,745	151,597

Cash and cash equivalents comprise:
Cash and balances with central banks	89,693	5,847	608	96,147
Money market paper [3]	2,354	121	107	2,582
Due from banks [4]	21,998	1,841	29,030	52,868

Total	114,044	7,808	29,745	151,597

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.
2	Includes dividends received from associates.
3	Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 114 million were pledged as of 30 June 2012.
4	Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

Supplemental Guarantor Consolidated Statement of Cash Flows

CHF million
For the six months ended 30 June 2011	UBS AG Parent Bank [1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from / (used in) operating activities	(8,484)	(4,320)	10,861	(1,943)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(6)	0	0	(6)
Disposal of subsidiaries, associates and intangible assets [2]	32	0	0	32
Purchase of property and equipment	(389)	(37)	(40)	(466)
Disposal of property and equipment	39	84	2	125
Net (investment in) / divestment of financial investments available-for-sale	(3,994)	2,106	8	(1,881)

Net cash flow from / (used in) investing activities	(4,317)	2,153	(29)	(2,196)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	1,017	0	(2,392)	(1,376)
Net movements in treasury shares and own equity derivative activity	(1,216)	0	0	(1,216)
Issuance of long-term debt, including financial liabilities designated at fair value	32,486	176	3,100	35,762
Repayment of long-term debt, including financial liabilities designated at fair value	(35,249)	(8)	(5,832)	(41,088)
Increase in non-controlling interests	0	0	1	1
Dividends paid to / decrease in non-controlling interests	0	(2)	(691)	(693)
Net activity in investments in subsidiaries	389	(52)	(337)	0

Net cash flow from / (used in) financing activities	(2,573)	114	(6,151)	(8,609)
Effects of exchange rate differences	(2,760)	1,271	(2,234)	(3,722)

Net increase / (decrease) in cash and cash equivalents	(18,138)	(782)	2,451	(16,470)
Cash and cash equivalents at the beginning of the period	65,592	4,003	10,339	79,934

Cash and cash equivalents at the end of the period	47,454	3,221	12,791	63,463

Cash and cash equivalents comprise:
Cash and balances with central banks	11,659	1,351	563	13,574
Money market paper [3]	14,252	25	41	14,318
Due from banks [4]	21,542	1,845	12,186	35,572

Total	47,454	3,221	12,791	63,463

1	UBS AG Parent Bank prepares its interim financial statements in accordance with Swiss banking law requirements. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.
2	Includes dividends received from associates.
3	Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 4,767 million were pledged as of 30 June 2011.
4	Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

Guarantee of Other Securities

USD billion, unless otherwise indicated
		Outstanding as of 30.6.12
Issuing Entity	Type of security	Date issued	Interest (%)	Amount
UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2012, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,343 billion.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ SERGIO ERMOTTI
Name:	Sergio Ermotti
Title	Group Chief Executive Officer

By:	/s/ TOM NARATIL
Name:	Tom Naratil
Title	Group Chief Financial Officer

Date: July 31, 2012